UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ASPEN TECHNOLOGY, INC.
Full Name of Registrant

Former Name if Applicable

200 Wheeler Road
Address of Principal Executive Office (Street and Number)

Burlington, MA 01803
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, our preparation of financial statements for the fiscal year ended June 30, 2007 and the quarter ended September 30, 2007 initially was delayed because of errors we identified in our accounting for sales of installments receivable.  After those errors were identified, the audit committee of the board of directors and our management determined to engage in a detailed review of other accounts in our financial statements.

The completion of our financial statements has also has been delayed as the result of our transition to a new independent registered public accounting firm, effective as of the fiscal year ended June 30, 2008.  The new independent registered public accounting firm was appointed by the audit committee on March 12, 2008, as described in a current report on Form 8-K that we filed with the SEC on March 13, 2008.

We subsequently have filed our annual report on Form 10-K for the fiscal year ended June 30, 2007 and our quarterly reports on Form 10-Q for the quarterly periods ended September 30, 2007, December 31, 2007 and March 31, 2008.  However, as a result of the matters described above, including the detailed review directed by the audit committee, we have not yet been able to file our annual report on Form 10-K for the fiscal year ended June 30, 2008 or our quarterly reports on Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, and we also were not able to file our quarterly report on Form 10-Q for the quarterly period ended March 31, 2009 by the applicable due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frederic G. Hammond	(781)	221-6400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

We have not yet filed our quarterly reports on Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, and our annual report on Form 10-K for the fiscal year ended June 30, 2008.

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the matters described in Part III above, we cannot provide at this time an estimate of the results of operations to be reflected by the earnings statements for the quarterly period ended March 31, 2009.

We have previously announced selected preliminary financial results for the periods for which we have not yet filed the required periodic reports.  In our press release issued on February 19, 2009, we announced that our license bookings in the quarter ended December 31, 2008 were approximately $63 million, and were largely consistent with the year ago period.  We further announced that our cash balance at the end of the second quarter of fiscal 2009 was approximately $123 million, as compared to approximately $134 million at the end of the first quarter of fiscal 2009.  The foregoing balances should be considered preliminary estimates pending completion of our financial statements for the fiscal year ended June 30, 2008 and for the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009.

ASPEN TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2009	By	/s/ Frederic G. Hammond
Frederic G. Hammond
Senior Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).